Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 MARCH 2012
Expressed in U.S. Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed interim consolidated financial statements they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are responsibility of the Company’s management.

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		31 March	30 June
		2012	2011
	Note	$	$
ASSETS			(Note 13)
Current
Cash		456,691	17,427
Receivables		4,968	2,383
Prepaid expenses and deposits		17,354	6,100

		479,013	25,910
Non-current assets
Investments	5	1	1
Exploration and evaluation assets	5	1	1
Property, plant and equipment	6	11,608	18,572

		490,623	44,484

LIABILITIES
Current
Accounts payable	11	91,250	782,031
Accrued liabilities		32,824	34,835
Notes payable	7&11	95,634	30,603
Convertible debt	8	237,242	-
		456,950	847,469

CAPITAL AND RESERVES
Share capital	10	15,142,030	13,522,030
Reserves	10	9,251,737	8,396,983
Deficit		(24,360,094)	(22,721,998)

		33,673	(802,985)

		490,623	44,484

Nature of Operations and Going Concern (Note 1)
Subsequent Events (Note 14)

ON BEHALF OF THE BOARD:

“Richard L. McAdoo” , Director

“Robert V. Rudman” , Director

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		For the three	For the three	For the nine	For the nine
		months	months	months	months
		ended	ended	ended	ended
		31 March	31 March	31 March	31 March
		2012	2011	2012	2011
	Note	$	$	$	$
			(Note 13)		(Note 13)
Expenses
Accretion	8	15,362	-	31,621	-
Amortization	6	2,612	390	6,964	6,642
Consulting fees	11	22,500	22,500	88,000	67,500
Filing fees		-	4,548	3,973	13,168
Financing fees – warrants	10	3,565	-	164,559	1,115,459
Foreign exchange loss		3,036	5,839	(6,246)	8,034
Interest and bank charges		11,851	820	15,269	3,057
Investor relations		3,190	4,500	33,630	13,695
Management fees, salaries and wages	11	40,618	60,510	131,463	218,435
Office expenses		18,756	8,603	28,711	76,638
Professional fees		20,438	24,923	54,607	76,464
Rent, office maintenance and utilities		13,610	6,092	26,213	21,462
Shareholder communication and transfer agent		4,915	-	12,384	4,368
Share-based payments expense	10	650,025	-	662,460	147,894
Travel and accommodation		19,975	340	34,003	5,407

Loss before the undernoted		(830,453)	(139,065)	(1,287,611)	(1,778,223)

Other income (expenses)
Interest income		4	-	15	-
Gain on sale of CEPL	5	-	-	-	71,502
Gain on dissolution of CGX	9	-	-	17,829	-
Loss on settlement of debt	10	(368,000)	-	(368,000)	-
Write-off of resource property costs	5	-	-	(329)	(515)

Loss and Comprehensive
Loss for the Period		(1,198,449)	(139,065)	(1,638,096)	(1,707,236)

Loss Per Share – Basic and Diluted		(0.01)	(0.00)	(0.02)	(0.02)

Weighted Average Number of Shares Outstanding		80,283,238	72,390,381	75,002,199	72,390,381

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		For the nine	For the nine
		months	months
		ended	ended
		31 March	31 March
		2012	2011
	Note	$	$
Cash Resources Provided By (Used In)			(Note 13)
Operating Activities
Loss for the period		(1,638,096)	(1,707,236)
Items not affecting cash
Accretion	8	31,621	-
Accrued interest on promissory note		-	115
Amortization	6	6,964	6,642
Financing fees – warrants	10	164,559	1,115,459
Gain on sale of CEPL	5	-	(71,502)
Loss on settlement of debt	10	368,000	-
Share-based payments expense	10	662,460	147,894
Write-off of exploration and evaluation costs	5	329	515
Changes in current assets and liabilities
Receivables		(2,585)	(87)
Prepaid expenses and deposits		(11,254)	4,898
Accounts payable		(97,491)	456,753
Accrued liabilities		(2,011)	(12,189)
		(517,504)	(58,738)

Investing Activities
Exploration and evaluation expenditures	5	(329)	(515)
Cash on dissolution of CGX	9	(4,749)	-
Purchase of equipment, net of recovery		-	(13,638)
		(5,078)	(14,153)

Financing Activities
Share capital issued for cash	10	750,000	-
Repayment of notes payable	7&11	(38,154)	-
Funds received for promissory note	8	250,000	15,000
		961,846	15,000

Change in Cash		439,264	(57,891)
Cash Position – Beginning of Period		17,427	88,843
Cash Position – End of Period		456,691	30,952

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for debt settlement		870,000	-

Supplementary Disclosure of Cash Flow Information
Cash paid for interest		2,750	-
Cash paid for income taxes		-

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Condensed Interim Consolidated Statement of Changes in Equity
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

	Share Capital
	Common Shares
				Accumulated
	Number	Amount	Reserves	Deficit	Total
		$	$	$	$
Balance – 30 June 2010	72,390,381	13,522,030	7,140,572	(20,828,233)	(165,631)
Financing fees - warrants	-	-	1,115,459	-	1,115,459
Share-based payments	-	-	147,894	-	147,894
Loss for the nine months	-	-	-	(1,707,236)	(1,707,236)
Balance – 31 March 2011	72,390,381	13,522,030	8,403,925	(22,535,469)	(609,514)
Share-based payments	-	-	(6,942)	-	(6,942)
Loss for the three months	-	-	-	(186,529)	(186,529)
Balance – 30 June 2011	72,390,381	13,522,030	8,396,983	(22,721,998)	(802,985)
Issuance of shares for:
Private placement	15,000,000	750,000	-	-	750,000
Debt settlement	12,150,000	870,000	-	-	870,000
Convertible debt issuance cost (Note 8)	-	-	12,975	-	12,975
Financing fees – warrants (Note 10)	-	-	164,559	-	164,559
Equity component of convertible debt (Note 8)	-	-	14,760	-	14,760
Share-based payments	-	-	662,460	-	662,460
Loss for the period	-	-	-	(1,638,096)	(1,638,096)

Balance – 31 March 2012	99,540,381	15,142,030	9,251,737	(24,360,094)	33,673

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is incorporated under the laws of the Province of British Columbia, Canada. The Company’s corporate office, registered address and records office is located in Vancouver, BC with the primary business office in Jakarta, Indonesia.

The condensed interim consolidated statements of financial position and statements of loss and comprehensive loss of the Company are presented in United States dollars (“U.S. dollars”), which is the functional currency of the Company. The Company trades its shares on the OTC Bulletin Board.

The Company is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts. The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years, has no current source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or realize proceeds from the disposition of oil and gas interests acquired. Management intends to obtain additional funding by borrowing from directors and officers and issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these condensed interim consolidated financial statements, liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses and such adjustments could be material.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

2.	Basis of Presentation

Statement of Compliance and Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“ACSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after 1 January 2011. The Company adopted IFRS for the period beginning 1 July 2011 with a transition date of 1 July 2010.

These condensed interim consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, and IFRS 1 First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended 30 September 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 13 discloses the impact of the transition to IFRS on the Company’s reported equity as at 31 March 2011 and comprehensive income for the three and nine months ended 31 March 2011, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended 30 June 2011.

The accounting policies applied in these condensed interim consolidated financial statements are based on the IFRS effective for the year ended 30 June 2012, as issued and outstanding as of 25 April 2012, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending 30 June 2012 could result in restatements of these interim consolidated financial statements, including transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended 30 June 2011, and the Company’s interim financial statements for the period ended 30 September 2011 prepared in accordance with IFRS applicable to interim financial statements.

3.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its oil and gas properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

In the management of capital, the Company includes the components of shareholders’ equity as well as cash and accounts receivables.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements, acquire or dispose of assets or adjust the amount of cash and short-term investments. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change in the Company’s capital management during the nine months ended 31 March 2012.

4.	Financial Instruments

Categories of financial instruments

	31 March	30 June
	2012	2011
	$	$
Financial assets
FVTPL
Cash	456,691	17,427
AFS assets
Investments*	1	1
Loans and receivables
Receivables	4,968	2,383

	461,660	19,811

* Investments are recorded at $1 as fair value is not reliably determined.
	31 March	30 June
	2012	2011
	$	$
Financial liabilities
Other financial liabilities
Accounts payable	91,250	782,031
Accrued liabilities	32,824	34,835
Notes payable	95,634	30,603
Convertible debt	237,242	-

	456,950	847,469

Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

Level 1	– unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	– inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	– inputs that are not based on observable market data.

The Company’s classifications of financial instruments within the fair value hierarchy are summarized below:

	31 March	30 June
	2012	2011
	$	$
Level 1
Cash	456,691	17,427
Level 2	-	-
Level 3	-	-
	456,691	17,427

The carrying value of receivables, accounts payable and accrued liabilities, notes payable and convertible debt approximated their fair value because of the short-term nature of these instruments.

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’s financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and Indonesian Rupiahs. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

						Accounts
						payable and
						accrued
31 March 2012		Cash		Receivables		liabilities
Canadian dollars		$-		$4,963		$(33,791)
Indonesian Rupiah	RP	7,068,984	RP	-	RP	-

						Accounts
						payable and
						accrued
30 June 2011		Cash		Receivables		liabilities
Canadian dollars		$59		$2,327		$(97,526)
Indonesian Rupiah	RP	4,476,099	RP	-	RP	(22,500,000)

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

At 31 March 2012, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase pre-tax loss by $2,808.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and International financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at 31 March 2012, the Company had a cash balance of $456,691 (30 June 2011 - $17,427) which is not sufficient to settle current liabilities of $456,950 (30 June 2011 - $847,469). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

e)	Commodity price risk

The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

5.	Exploration and Evaluation Assets

Bengara-II
$
Balance at 1 July 2010	1
General exploration	515
Exploration costs written off	(515)
Balance at 30 June 2011	1
General exploration	329
Exploration costs written off	(329)
Balance at 31 March 2012	1

Bengara-II Property

During the nine month period ended 31 March 2012, the Company incurred $329 (31 March 2011 –$515) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 31 March 2012 and 2011, no future benefits could be attributed to this property and consequently the capitalized costs were written off.

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro Resources Company (“GeoPetro”).

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these condensed interim consolidated financial statements as fair value was not reliably determined.

CEPL

During the year ended 30 June 2011, the Company sold 100% of its shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before 1 November 2010. Included in the Company’s deficit are the results of operations of CEPL from the date of incorporation to 20 September 2010.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

This transaction resulted in a gain of $71,502 based on the net book values recorded in CEPL as at 31 March 2011.

Assets	$-
Liabilities	2

Net book value of CEPL	2
Consideration on disposition	71,500

Gain on disposition of CEPL	$71,502

Ownership of the CEPL shares was transferred; however payment has not been received by the Company. During the year ended 30 June 2011 the amount receivable was written off as bad debt expense.

6.	Equipment

		Computer	Furniture and
		equipment	field
	Automobiles	and software	equipment	Total
	$	$	$	$

Cost
Balance as at 1 July 2010	35,040	81,178	27,167	143,385
Additions for the year	3,734	7,146	2,754	13,634
Balance as at 30 June 2011	38,774	88,324	29,921	157,019
Balance as at 31 March 2012	38,774	88,324	29,921	157,019

Accumulated Depreciation
Balance as at 1 July 2010	30,767	69,636	24,017	124,420
Depreciation for the year	3,381	8,153	2,493	14,027
Balance as at 30 June 2011	34,148	77,789	26,510	138,447
Depreciation for the period	1,734	3,951	1,279	6,964
Balance as at 31 March 2012	35,882	81,740	27,789	145,411

Carrying Amounts
Balance as at 1 July 2010	4,273	11,542	3,150	18,965
Balance as at 30 June 2011	4,626	10,535	3,411	18,572
Balance as at 31 March 2012	2,892	6,584	2,132	11,608

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

7.	Notes Payable

On 17 February 2011 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan accrues interest at the rate of 10% per annum and was repayable on 17 May 2011. The principal amount, plus accrued interest of $1,594, was repaid in full on 12 March 2012.

On 13 June 2011 the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 23 June 2011 with the same terms as the previous note. The loans accrue interest at the rate of 10% per annum and were repayable on 13 October 2011 and 23 October 2011, respectively. The principal amount, plus accrued interest of $1,156, was repaid in full on 20 March 2012.

8.	Convertible Debt

Total
$
Balance as at 30 June 2011	-
Principal	250,000
Transaction cost – liability component	(12,167)
Equity component	(15,568)
Interest accrued for the period	(16,644)
Accretion expense for the period	31,621
Balance as at 31 March 2012	237,242

On 21 September 2011, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum or at 15% per annum on default of payment, and matures on 16 September 2012. Interest is payable in quarterly installments. As at 31 March 2012, $16,644 of interest payable is included in accrued liabilities in the statement of financial position. The promissory note is convertible, at the election of the holder, at any time during its term into 3,125,000 common shares of the Company, valued at $0.08 per share. As additional consideration, the Company issued 1,562,500 warrants (“the additional consideration warrants”) (Note 10) to the note holder, exercisable at $0.12 per share up to 21 September 2013.

The fair value of the liability and the equity component were calculated on issuance of the promissory note. The fair value of the liability component was calculated using an estimated market related interest rate of 18% and was determined to be $234,432. The residual amount of $15,568, representing the value of the equity component is included in shareholder’s equity in reserves. The fair value of the equity component was allocated 61% to the conversion feature and 39% to the 1,562,500 warrants granted as additional consideration using Black-Scholes option pricing model with the following assumptions:

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

		Additional
	Conversion	Consideration
	Feature	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	213.52%	234.52%
Risk-free interest rate	0.11%	0.21%
Expected life of options (years)	1.00	2.00

Also in conjunction with the convertible promissory note, the company issued 250,000 finders’ warrants (Note 10) to an arms-length third party, exercisable at a price of $0.12 per share up to 21 September 2013. The fair value of the finders’ warrants was estimated to be $12,975, using the Black-Scholes option pricing model with the following assumptions:

Finder’s
Warrants
Expected dividend yield	Nil
Expected stock price volatility	234.52%
Risk-free interest rate	0.21%
Expected life of options (years)	2.00

$12,167 of the fair value of finders’ warrants has been allocated to the liability component and is being amortized to the statement of loss and comprehensive loss over the life of the loan.

The liability component continues to be presented on the amortized cost basis and is being accreted based on effective interest rate of 26.58% per annum.

9.	Investment in Joint Venture

CG Xploration Inc. (“CGX”) is a 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and an unrelated third party, GeoPetro of San Francisco owns the remaining 50%. CGX is operated for the purposes of identifying and developing new oil and gas production sharing contract property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia. CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these condensed interim consolidated financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

The following is a summary of the Company’s 50% proportionate share of expenses, assets and liabilities:

	31 March	30 June
	2012	2011
	$	$
Current assets	-	7,890
Non-current assets	-	-
Total assets	-	7,890

Current liabilities	-	16,193
Total liabilities	-	16,193

	For the nine	For the nine
	months	months
	ended	ended
	31 March	31 March
	2012	2011
	$	$
Operating Expenses	8,964	69,572

Net loss for the period	8,964	69,572

During the nine month period ended 31 March 2012, the Company and GeoPetro dissolved CGX.

This transaction resulted in a gain of $17,829 based on the net book values recorded in CGX.

Cash	$4,749
Accounts payable	(22,578)

Loss (Gain) on dissolution of CGX	$(17,829)

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

10.	Share Capital

Authorized Share Capital

500,000,000 common shares without par value
500,000,000 preferred shares without par value

Shares issued

On 2 March 2012, 11,500,000 shares were issued to settle $460,000 in debt owing to directors, officers and consultants of the Company. The shares were valued at $805,000, resulting in a loss on settlement of debt of $345,000.

On 5 March 2012, a private placement was completed for 15,000,000 shares for total proceeds of $750,000. No brokerage or finders’ fees were incurred on this transaction.

On 16 March 2012, 650,000 shares were issued to settle $42,000 in debt owing to an employee and a consultant of the Company. The shares were valued at $65,000, resulting in a loss on settlement of debt of $23,000.

Stock options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

a)	Movements in share options during the period

		Weighted Average
	Number of	Exercise Price
	Options	per Share
Options outstanding, 1 July 2010	10,750,000	0.07
Options expired	(1,750,000)	0.07
Options outstanding, 30 June 2011	9,000,000	0.07
Options granted	8,000,000	0.05
Options expired	(660,000)	0.07
Options outstanding, 31 March 2012	16,340,000	$0.06

b)	Fair value of options

During the nine month period ended 31 March 2012, a total of 660,000 outstanding incentive stock options having an exercise price of $0.07 expired unexercised.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of loss and comprehensive loss as share-based payments expense.

The fair value of options granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the nine	For the nine
	months ended	months ended
	31 March 2012	31 March 2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	244%	262%
Risk-free interest rate	0.41%	1.42%
Expected life of options (years)	3.08	2.18

On 21 September 2011, a total of 650,000 outstanding incentive stock options with an exercise price of $0.07 and terms expiring between 31 December 2011 and 30 June 2012 were amended to all have a new expiry date of 31 December 2012. The Company calculated the incremental increase in fair value of these amended stock options to be $12,435, which has been charged to the statement of loss and comprehensive loss as share-based payments expense

During the year ended 30 June 2011, a total of 1,750,000 outstanding incentive stock options having an exercise price of $0.07 expired unexercised.

On 29 September 2010, a total of 8,640,000 outstanding incentive stock options granted to directors and senior officers with an exercise price of $0.07 and terms expiring between 31 December 2010 and 2011 were amended to all have new expiry dates between 31 December 2011 and 31 December 2012.

The fair value of options amended was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the nine	For the nine
	months ended	months ended
	31 March 2012	31 March 2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	218%	262%
Risk-free interest rate	0.11%	1.42%
Expected life of options (years)	1.28	2.18

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

c)	Share options outstanding

A summary of the Company’s options outstanding as at 31 March 2012 is as follows:

			Remaining
Options	Options	Price per	contractual life
Outstanding	Exercisable	Share	(years)	Expiry date

8,340,000	8,340,000	$0.07	0.75	31 December 2012
8,000,000	8,000,000	$0.05	3.00	31 March 2015

16,340,000	16,340,000

The weighted average exercise price of the options exercisable at 31 March 2012 is $0.06.

Warrants

a)	Movements in warrants during the period

		Weighted Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 1 July 2010 and 30 June 2011	17,968,000	$0.15
Warrants granted	3,812,500	0.11
Warrants expired	(1,000,000)	0.07
Warrants outstanding 31 March 2012	20,780,500	$0.15

b)	Fair value of warrants

During the nine month period ended 31 March 2012, a total of 1,000,000 outstanding share purchase warrants having an exercise price of $0.07 expired unexercised.

On 27 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.15 and a term expiring 12 September 2012. The Company calculated the fair value of these share purchase warrants to be $98,884, which has been charged to the statement of loss and comprehensive loss as share-based payments expense.

On 16 March 2012, a total of 1,000,000 share purchase warrants were granted to a consultant of the Company with an exercise price of $0.07 and a term expiring on 30 June 2013. The Company calculated the fair value of these share purchase warrants to be $85,113, which has been charged to the statement of loss and comprehensive loss as share-based payments expense.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

On 21 September 2011, the Company issued 1,562,500 warrants to the holder of a convertible promissory note as additional consideration. The warrants are exercisable at $0.12 up to 21 September 2013. In addition, the Company also issued 250,000 finders’ warrants to an arms’ length third party, exercisable at a price of $0.12 per share up to 21 September 13.

The fair value of share purchase warrants granted was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the nine	For the nine
	months ended	months ended
	31 March 2012	31 March 2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	239%	271%
Risk-free interest rate	0.20%	1.28%
Expected life of options (years)	1.4	2.0

On 21 March 2012, the terms of 350,000 outstanding share purchase warrants having an exercise price of $0.09 and an expiry date of 16 September 2012 were modified to have an exercise price of $0.15 and an expiry date of 30 June 2013. The Company calculated the incremental increase in fair value of these amended share purchase warrants to be to be $3,565, which has been charged to the statement of loss and comprehensive loss.

On 21 September 2011, the terms of 3,975,000 outstanding share purchase warrants having an exercise price of $0.07 and an expiry date of 31 December 2011 were modified to have an exercise price of $0.07 and an expiry date of 31 December 2013. The Company calculated the incremental increase in fair value of these amended share purchase warrants to be $160,994, which has been charged to the statement of loss and comprehensive loss.

On 29 August 2010, a total of 10,000,000 outstanding share purchase warrants having an exercise price of $0.90 and an expiry date of 29 August 2010 were re-priced to have an exercise price of $0.20 and an expiry date of 29 August 2012. The Company calculated the incremental increase in the fair value of these amended warrants to be $1,115,459 which was charged to the statement of loss and comprehensive loss.

The fair value of warrants amended was estimated on the date of the grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	For the nine	For the nine
	months ended	months ended
	31 March 2012	31 March 2011
Expected dividend yield	Nil	Nil
Expected stock price volatility	233%	271%
Risk-free interest rate	0.21%	1.28%
Expected life of options (years)	2.2	2.0

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

c)	Warrants outstanding

A summary of the Company’s warrants outstanding as at 31 March 2012 is as follows:

Number of	Price per
Shares	Share	Expiry Date
10,000,000	$0.20	29 August 2012
2,643,000	$0.10	26 February 2013
1,000,000	$0.07	30 June 2013
1,350,000	$0.15	30 June 2013
1,812,500	$0.12	21 September 2013
3,975,000	$0.07	31 December 2013

20,780,500

The weighted average life of share purchase warrants outstanding as at 31 March 2012 was 0.92 years.

11.	Related Party Transactions

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions and balances between the Company and other related parties are disclosed below.

a)

As at 31 March 2012, $55,000 (30 June 2011 - $445,000) is payable to officers of the Company. This amount is included in accounts payable and is unsecured, non-interest bearing and has no specific terms for repayment.

On 20 March 2012, $103,788 in unsecured advances (30 June 2011 - $132,240) from a related party were converted into a promissory note payable. The note accrues interest at the rate of 10% per annum and is repayable on 30 September 2012. The Company made a partial payment of $8,154 during the period. As at 31 March 2012 principal balance of $95,634 remains outstanding.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

b)	Compensation of key management personnel

		For the nine	For the nine
		months ended	months ended
	Note	31 March 2012	31 March 2011
		$	$
Salary	(i)	180,000	225,000
Financing fees	(ii)	113,000	-
Share-based payments expense	(iii)	466,028	-

(i)	Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the nine months ended 31 March 2012 and 2011.
(ii)

On 21 September 2011, the Company amended the terms of certain outstanding share purchase warrants (Note 10) to have a new expiry date of 31 December 2013. The amount attributable to directors and officers of the Company is $113,000 and has been recorded on the statements of loss and comprehensive loss as an increase in financing costs for the period.

(iii)

On 2 March 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The Company calculated the fair value of these stock options to be $466,028, which has been charged to the statement of loss and comprehensive loss.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

12.	Segmented Information

The Company’s business consists of only one reportable segment, namely exploration and evaluation of oil and gas properties. Details on a geographical basis are as follows:

	31 March	30 June
	2012	2011
Total Assets	$	$

North America	456,952	13,301
East Asia	33,671	31,183
	490,623	44,484

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

	For the	For the	For the	For the
	three months	three months	nine months	nine months
	ended	ended	ended	ended
	31 March	31 March	31 March	31 March
	2012	2011	2012	2011
Net loss	$	$	$	$

North America	1,166,992	100,555	1,558,072	1,562,241
East Asia	31,457	38,510	80,024	144,995
	1,198,449	139,065	1,638,096	1,707,236

13.	Transition to International Financial Reporting Standards

IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated 1 July 2010:

(i)	IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after 1 July 2010.

(ii)	IFRS 2 – Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before 7 November 2002, or equity instruments that were granted subsequent to 7 November 2002 and vested before the later of the date of transition to IFRS and 1 January 2005. The Company has elected not to apply IFRS 2 to awards that were granted prior to 7 November 2002 and vested before 1 July 2010.

(iii)	IFRS 6 – Exploration and evaluation of mineral resources

IFRS 1 provides specific relief in respect of oil and gas assets in that it states that on transition to IFRS, where an entity has applied full cost accounting under its previous GAAP, its oil and gas assets may be measured as follows:

  For exploration and evaluation assets, at the carrying value determined under Canadian GAAP; and

  For assets in the development and production phases, at the amount determined for the cost center under Canadian GAAP allocated pro rata using reserves volumes or values at the transition date.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
31 March 2012
Expressed in U.S. Dollars
(Unaudited – Prepared by Management)

The Company has chosen to apply the exemption and continue using the cost of its exploration and evaluation assets determined under Canadian GAAP.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated 1 July 2010:

(i)	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of 1 July 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. The adoption of IFRS did not have a material impact on the Company’s statements of loss and comprehensive loss and cash flow from operating, investing, and financing activities for the year ended 30 June 2011 and the three and nine month period ended 31 March 2011 as previously presented under Canadian GAAP. There was also no material impact on the Company’s statement of equity as at 1 July 2010, for the three and nine month period ended 31 March 2011 and for the year ended 30 June 2011 as presented under Canadian GAAP.

14.	Subsequent Events

a)	On 1 April 2012, the Company entered into an employment contract with its President and Chief Executive Officer (“CEO”) for the amount of $12,500 per month.

b)	On 1 April 2012, the Company entered into an employment contract with its Chief Financial Officer (“CFO”) for the amount of $10,000 per month.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Third Quarter Ended March 31, 2012 of the Fiscal Year Ending June 30, 2012

The following management discussion and analysis (“MD&A”) of the Company has been prepared as of April 25, 2012 and is intended to supplement and complement Continental Energy Corporation’s (“Continental” or “the Company”) unaudited condensed interim consolidated financial statements for the period ended March 31, 2012. All financial information has been prepared in accordance with accounting policies consistent with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard (“IAS”) 34. All amounts disclosed are in United States dollars unless otherwise stated.

NATURE OF BUSINESS

Continental is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in Indonesia and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

HIGHLIGHTS OF THE PAST QUARTER

The “Past Quarter” ended March 31, 2012 marks the end of the Third Quarter of the Company’s annual fiscal year ending June 30, 2012. Significant events having material effect on the business affairs of the Company which have occurred during the three month period ended March 31, 2012 are summarized below:

Dissolution of CGX
In a news release dated January 12, 2012 the Company announced that it and GeoPetro Resources Company (“GeoPetro”) had, by mutual agreement, wound up and dissolved CG Xploration Inc. ("CGX"). CGX was a 50% owned joint venture incorporated in the State of Delaware on November 18, 2005. The Company owned 50% of CGX and GeoPetro owned 50%. CGX had been operated for the purposes of identifying and developing new oil and gas production sharing contracts within a geographically limited and defined area of mutual interest in a portion of Indonesia on behalf of, and for the joint benefit of, the Company and GeoPetro. With the dissolution of CGX, the Company is free to pursue new production sharing contracts within the former area of mutual interest for its own account.

Repayment of Debt
The Company repaid in full the promissory notes payable to certain directors of the Company. The principal and interest repaid amounted to $32,750.

Closure of Private Placement
In a news release dated March 12, 2012 the Company announced that it had closed an initial private placement with an arms length, Southeast Asia based investor group and issued 15,000,000 common shares at a price of $0.05 per share to raise US$ 750,000. No brokerage or arranger's fees were incurred. The Company intends to use the proceeds of the placement for general working capital to finance a two pronged strategic initiative of expansion of the Company's business operations.

Firstly, the Company intends to leverage its Southeast Asian business experience and long established energy industry contacts to expand its operations into other Southeast Asian countries outside of its core Indonesian operations in the Bengara-II Block.

Secondly, the Company intends to leverage its in-house geoscience technical expertise in Indonesia into non-conventional gas exploration and production and is targeting stranded gas and coal bed methane as attractive energy sectors for expansion.

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – A total of 1,350,000 new share purchase warrants were issued to two arm’s length parties involved in providing investor relations and other financial services to the Company. Of this total, an amount of 1,000,000 warrants, having an exercise price of US$ 0.07 and an expiry date of June 30, 2013, were issued as total compensation to an arm’s length party pursuant to a written contract dated March 16, 2012. Of the total, an amount of 350,000 warrants, having an exercise price of US$ 0.15 and an expiry date of June 30, 2013, were issued as partial consideration to an arm’s length party pursuant to a written contract dated March 21, 2012.

Reinstatement - A total of 1,000,000 warrants having an exercise price of US$ 0.15 each and an expiry date of September 12, 2012 were originally issued to a third party as partial compensation of a financial advisory services contract with the Company dated September 12, 2009. The same 1,000,000 warrants were subsequently amended by the Company and the exercise price reduced to US$ 0.07 together with a reduction in term to December 31, 2011. These warrants were assigned in their original form by the holder to a third party in satisfaction of a debt. The new holder approached the Company about these warrants which he accepted in good faith and may wish to exercise on the original terms. In its financial statement of December 31, 2011 the Company recorded these warrants as expired. By action of the board the 1,000,000 warrants to purchase common shares at an exercise price of US$ 0.15 until September 12, 2012, their original terms, were reinstated.

Expiry–No outstanding common shares purchase warrants expired. However, pursuant to a debt settlement agreement with a warrants holder for discharge of accrued fees payable, a total of 350,000 warrants having an exercise price of $0.09 per share and otherwise set to expire on September 16, 2012 were cancelled and made null and void.

Amendments – No amendments were made to the terms of any outstanding share purchase warrants.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – A total of 8,000,000 new incentive stock options were granted to two officers on March 2, 2012 coincident with a substantial private placement into the Company. The options have an exercise price of $0.05 and a term of 3 years expiring on March 31, 2015.

Expiry – No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Common Share Conversion Rights Activity
During the Past Quarter, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – There were no new common shares conversion rights issued.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report, new shares were issued as follows:

Private Placement - Pursuant to a private placement agreement dated February 28, 2012 and subscribed on March 5, 2012 the Company issued 15,000,000 new common shares at a price of US$0.05 per share for net proceeds to the Company of US$750,000.

Shares for Debt - Pursuant to debt settlement agreements with three officers, three employees, and two consultants the Company issued a total of 12,150,000 new common shares in exchange for satisfaction of a total of US$502,000 in accrued salary and fees. The shares were valued at $870,000, resulting in a loss on settlement of debt of $368,000.

SHAREHOLDING

As of the date of this report the Company had 99,540,381 common shares issued and outstanding.
As of the date of this report the Company had 16,340,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 20,780,500 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

SUBSEQUENT EVENTS

The “Past Quarter” ended March 31, 2012 marks the end of the Third Quarter of the Company’s annual fiscal year ending June 30, 2012. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report include the following:

On April 1, 2012, the Company entered into a new employment agreement with its President and Chief Executive Officer for the amount of US$12,500 per month.

On April 1, 2012, the Company entered into a new employment contract with its Chief Financial Officer for the amount of $10,000 per month.

RESULTS OF OPERATIONS

Financial Results for the Third Quarter Ended March 31, 2012
The “Past Quarter” ended March 31, 2012 marks the end of the Third Quarter of the Company’s annual fiscal year ending June 30, 2012.

  Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with accounting policies consistent with IFRS.

			Loss from	Basic and Diluted
			Continued	Income (Loss) per
			Operations and	Share from Continued
			Net Income	Operations and Net
		Revenues	(loss)	Income (loss)
Period		$	$	$
3rd	Quarter 2012	Nil	(1,198,449)	(0.01)
2nd	Quarter 2012	Nil	(127,534)	(0.00)
1st	Quarter 2012	Nil	(312,113)	(0.00)
4th	Quarter 2011	Nil	(186,529)	(0.00)
3rd	Quarter 2011	Nil	(139,065)	(0.00)
2nd	Quarter 2011	Nil	(183,145)	(0.00)
1st	Quarter 2011	Nil	(1,385,026)	(0.02)
4th	Quarter 2010	Nil	(245,489)	(0.00)

Quarterly results will vary in accordance with the Company’s exploration and financing activities. The Company’s primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company’s activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favourable terms, the Company’s activity levels and the size and scope of planned exploration projects will increase.

Another factor that affects the Company’s reported quarterly results are write-downs or write-offs of capitalized exploration and evaluation assets. The Company will write-down or write-off capitalized exploration and evaluation assets when exploration results indicate that no further work is warranted. The size and timing of these write-offs cannot typically be predicted and affect the Company’s quarterly results. The Company regularly reviews its oil and gas properties to determine whether or not a write-down or write-off of the capitalized exploration and evaluation assets is required.

Non-cash costs such as share based payments expense and financing fees also affect the size of the Company’s quarterly loss.

  Operations

Nine month period ended March 31, 2012

Overall, the Company had a loss from operations during the nine month period ended March 31, 2012 of $1,638,096 compared to $1,707,236 in the nine month period ended March 31, 2011. The Company had a loss per share of $0.02 in 2012 compared to a loss per share of $0.02 in 2011.

General and administrative expenses decreased by $490,612 from $1,778,223 to $1,287,611 for the nine month periods ended March 31, 2011 and 2012, respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees decreased from $1,115,459 to $164,559 as terms of fewer outstanding share purchase warrants were modified resulting in a lower incremental fair value charge during the nine month period ended March 31, 2012. Management fees decreased from $218,435 to $131,463 as a result of the termination of an employment contract and the temporary suspension of the salary of an officer in the prior year. Office expenses decreased from $76,638 to $28,711 as a result of the sale of the Company’s inactive subsidiary, Continental Energy Pte. Ltd. (“CEPL”) in the prior year and the wind up of the operations of the CGX joint venture.

The decreases in the above costs were offset by an increase share-based payments expense which increased from $147,894 to $662,460 as a result of new option grants in the current period. Accretion expense increased from $nil to $31,621 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the nine months ended March 31, 2012. Travel and accommodation expense increased from $5,407 to $34,003 as a result of increased corporate travel related to securing the private placement which was completed in March.

The overall loss for the nine month period also included the loss on settlement of debt of $368,000 and the gain on dissolution of CGX of $17,829. During the nine month period ended March 31, 2011, the Company recorded a gain on the sale of its subsidiary, CEPL of $71,502.

Three month period ended March 31, 2012

Overall, the Company had a loss from operations during the three month period ended March 31, 2012 of $1,198,449 compared to $139,065 in the three month period ended March 31, 2011. The Company had a loss per share of $0.01 in 2012 and $0.00 in 2011.

General and administrative expenses increased by $691,388 from $139,065 to $830,453 for the three month periods ended March 31, 2011 and 2012, respectively. The primary reason for the difference is an increase in share-based payments expense which increased from $nil to $650,025 as a result of new option grants in the current period. Accretion expense also increased from $nil to $15,362 as a result of accretion of the discounted liability balance of the convertible note issued by the Company during the nine months ended March 31, 2012. Travel and accommodation expense increased from $340 to $19,975 as a result of increased corporate travel related to securing the private placement which was completed in March.

The overall loss for the three month period also included the loss on settlement of debt of $368,000.

  Liquidity

As at March 31, 2012, the Company’s condensed interim consolidated financial statements reflect working capital of $22,063.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With working capital of $22,063 as at March 31, 2012 and additional anticipated costs, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing new capital.

Risks and Uncertainties
The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labor, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

The Company’s business consists of oil and gas exploration. Details on a geographic basis are as follows:

			March 31	June 30
			2012	2011
Total Assets			$	$

North America			456,952	13,301
East Asia			33,671	31,183

			490,623	44,484

	For the	For the	For the	For the
	three months	three months	nine months	nine months
	ended	ended	ended	ended
	March 31,	March 31,	March 31,	March 31,
	2012	2011	2012	2011
Net loss	$	$	$	$

North America	1,166,992	100,555	1,558,072	1,562,241
East Asia	31,457	38,510	80,024	144,995

	1,198,449	139,065	1,638,096	1,707,236

ADDITIONAL DISCLOSURE

The “Past Quarter” ended March 31, 2012 marks the end of the Third Quarter of the Company’s annual fiscal year ending June 30, 2012.

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken, not elsewhere disclosed herein or in the unaudited and management prepared condensed interim consolidated financial statements for the Past Quarter published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited and management prepared condensed interim consolidated financial statements for the Past Quarter published herewith.

Details of the transactions and balances between the Company and other related parties are disclosed below:

a)	As at March 31, 2012, $55,000 (June 30, 2011 - $445,000) is payable to officers of the Company.

On March 20, 2012, $103,788 in unsecured advances (June 30, 2011 - $132,240) from a related party were converted into a promissory note payable. The note accrues interest at the rate of 10% per annum and is repayable on September 30, 2012. The Company made a partial payment of $8,154 during the period. As at March 31, 2012 principal balance of $95,634 remains outstanding.

b)	Compensation of key management personnel

		For the	For the
		nine months	nine months
		ended	ended
		March 31,	March 31,
	Note	2012	2011
		$	$
Salary	(i)	180,000	225,000
Financing fees	(ii)	113,000	-
Share-based payments expense	(iii)	466,028	-

(i)	Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the nine months ended March 31, 2012 and 2010.

(ii)

On September 21, 2011, the Company amended the terms of certain outstanding share purchase warrants to have a new expiry date of December 31, 2013. The amount attributable to directors and officers of the Company is $113,000 and has been recorded on the statements of loss and comprehensive loss as an increase in financing costs for the period.

(iii)

On March 2, 2012, a total of 8,000,000 stock options were granted to directors and senior officers with an exercise price of $0.05 and a term expiring on 31 March 2015. The Company calculated the fair value of these stock options to be $466,028, which has been recorded on the statement of loss and comprehensive loss as an increase in share-based payments for the period.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

New CEO Contract
The Company entered into a new employment contract directly with its Chief Executive Officer at a salary of $12,500 per month to take effect April 1, 2012, an increase of $2,500 per month.

New CFO Contract
The Company entered into a new employment contract directly with its Chief Financial Officer at a salary of $10,000 per month to take effect April 1, 2012, an increase of $2,500 per month.

Investor Relations, Publicity and Promotion
During the Past Quarter, no material new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed above in Highlights of the Past Quarter.

Financial Advice, New Business Consulting, Finder's Agreements, & Fund Raising

New Business Development Contract
On March 16, 2012 the Company entered into a contract with an independent financial consultant to provide new business development advice and consultation. The contract has no fixed term and may be terminated by the Company at any time. The Company issued 1,000,000 warrants having an exercise price of US$ 0.07 and valid until June 30, 2013 as sole compensation thereunder.

Critical Accounting Policies and Estimates
The details of the Company’s accounting policies are presented in Note 3 of the Company’s condensed interim consolidated financial statements for the period ending September 30, 2011. The following policies are considered by management to be essential for understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

a)	Significant Accounting Estimates and Judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates

Significant assumptions relate to, but are not limited to, the following:

  the carrying value and the recoverability of exploration and evaluation assets, which are included in the statements of financial position;

  the future environmental rehabilitation costs;

  the fair value determination of the Company’s promissory notes payable;

  the inputs used in accounting for the valuation of warrants and modification of their terms;

  the inputs used in accounting for share based payments expense which is included in the statements of loss and comprehensive loss; and

  the deferred income tax asset valuation allowance.

b)	Exploration and Evaluation Assets

General exploration and evaluation (“E&E”) expenditures incurred prior to acquiring legal right to explore are charged to the consolidated statement of loss and comprehensive loss.

E&E expenditures incurred subsequent to acquisition of the legal right to explore are capitalized and accumulated in cost centers established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, cost of drilling exploratory wells, and overhead charges directly related to acquisition and exploration activities, less any government incentives relating thereto. E&E assets are not depleted and moved into property, plant and equipment when they are determined to meet certain technical feasibility and commercial viability thresholds determined by management. Upon transfer to property, plant and equipment, E&E assets are assessed for impairment in addition to regular impairment reviews to ensure they are not carried at amounts above their estimated recoverable values.

The costs related to each cost center in the development stage is depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production is converted into equivalent units based upon estimated relative energy content

The capitalized costs less accumulated amortization in each cost centre from which there is production is limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the statement of financial position date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization of all cost centres is further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Changes in Accounting Policies

a)	Initial Adoption of IFRS

The unaudited condensed interim consolidated financial statements for the period ending March 31, 2012 are prepared in accordance with IAS 34 and accounting policies consistent with IFRS. The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). The first date at which IFRS was applied was July 1, 2010 (“Transition Date”) and the three months ended September 30, 2011 was the Company’s first reporting period under IFRS. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period. Accordingly, the opening IFRS statement of financial position, 2011 comparatives and current period financial statements have been prepared using the same policies. The previously presented 2011 Canadian GAAP financial information has been reconciled to the IFRS information as part of the transition note in accordance with the requirements of IFRS1. Further, the policies applied have been done so on a full retrospective basis unless alternative treatment is permitted or required by an IFRS 1 election or exception.

The Company has applied the following exemptions to its opening statement of financial position dated July 1, 2010:

IFRS 3 - Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after July 1, 2010.

IFRS 2 – Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that were granted prior to November 7, 2002 and vested before July 1, 2010.

IFRS 6 – Exploration and evaluation of mineral resources

IFRS 1 provides specific relief in respect of oil and gas assets in that it states that on transition to IFRS, where an entity has applied full cost accounting under its previous GAAP, its oil and gas assets may be measured as follows:

  For exploration and evaluation assets, at the carrying value determined under Canadian GAAP; and

  For assets in the development and production phases, at the amount determined for the cost center under Canadian GAAP allocated pro rata using reserves volumes or values at the transition date.

The Company has chosen to apply the exemption and continue using the cost of its exploration and evaluation assets determined under Canadian GAAP.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated July 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of July 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. The adoption of IFRS did not have a material impact on the Company’s statements of loss and comprehensive loss and cash flow from operating, investing, and financing activities for the year ended June 30, 2011 and the three and nine month period ended March 31, 2011 as previously presented under Canadian GAAP. There was also no material impact on the Company’s statement of equity as at July 1, 2010, for the three and nine month period ended March 31, 2011 and for the year ended June 30, 2011 as presented under Canadian GAAP.

b)	Future Accounting Changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

On December 20, 2010, the IASB published Deferred Tax: Recovery of Underlying Assets – Amendments to IAS 12. The amendments provide an exception to the general principle in IAS 12 that the measurement of deferred income tax assets and deferred income tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. This amendment applies to deferred tax assets or deferred tax liabilities that arise from investment property measured using the fair value model in IAS 40 and introduces a rebuttable presumption that the carrying value of the investment property will be recovered entirely through sale. The amendments must be applied for annual periods beginning on or after January 1, 2012.

In addition, in May 2011, the IASB issued the following standards which have not yet been adopted by the Company: IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), IAS 27, Separate Financial Statements (IAS 27), IFRS 13, Fair Value Measurement (IFRS 13) and amended IAS 28, Investments in Associates and Joint Ventures (IAS 28). Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

Financial Instruments

Categories of financial instruments

	March 31	June 30
	2012	2011
	$	$
Financial assets
FVTPL
Cash	456,691	17,427
AFS assets
Investments*	1	1
Loans and receivables
Receivables	4,968	2,383
	461,660	19,811
* Investments are recorded at $1 as fair value is not reliably determined.

	March 31	June 30
	2012	2011
	$	$
Financial liabilities
Other financial liabilities
Accounts payable	91,250	782,031
Accrued liabilities	32,824	34,835
Notes payable	95,634	30,603
Convertible debt	237,242	-
	456,950	847,469

Fair value of financial instruments

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs that are not based on observable market data.

The Company’s classifications of financial instruments within the fair value hierarchy are summarized below:

	March 31	June 30
	2012	2011
	$	$
Level 1
Cash	456,691	17,427
Level 2	-	-
Level 3	-	-
	456,691	17,427

The carrying value of receivables, accounts payable and accrued liabilities, notes payable and convertible debt approximated their fair value because of the short-term nature of these instruments.

Financial Risk Management

The Company’s financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company’ financial instruments are summarized below.

a)	Currency risk

The Company is primarily exposed to currency fluctuations relative to the U.S. dollar through expenditures that are denominated in Canadian dollars and Indonesian Rupiahs. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The Company is exposed to foreign currency risk through the following financial assets and liabilities denominated in currencies other than U.S. dollars:

						Accounts
						payable and
						accrued
March 31, 2012		Cash		Receivables		liabilities
Canadian dollars		$-		$4,963		$(33,791)
Indonesian Rupiah	RP	7,068,894	RP	-	RP	-

						Accounts
						payable and
						accrued
June 30, 2011		Cash		Receivables		liabilities
Canadian dollars		$59		$2,327		$(97,526)
Indonesian Rupiah	RP	4,476,099	RP	-	RP	(22,500,000)

At March 31, 2012, with other variables unchanged, a +/- 10% change in exchange rates would decrease/increase pre-tax loss by $2,808.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and International financial institutions. Receivables consist of goods and services taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due Liquidity requirements are managed based on expected cash flows to maintain sufficient capital to meet short term obligations. As at March 31, 2012, the Company had a cash balance of $456,691 (June 30, 2011 - $17,427) which is not sufficient to settle current liabilities of $456,950 (June 30, 2011 - $847,469) Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

The Company has a positive cash balance and its debt bears interest at fixed rates. The Company has no significant concentrations of credit risk arising from operations. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

e)	Commodity price risk

The Company’s ability to raise capital to fund exploration and evaluation activities is subject to risks associated with fluctuations in the market price of natural gas. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental’s general and administrative expenses and exploration and evaluation costs is provided in the Company’s interim consolidated statement of loss and comprehensive loss and Note 5 –Exploration and Evaluation Assets contained in its condensed interim consolidated financial statements for the period ended March 31, 2012.

Approval
The Board of Directors of Continental has delegated the responsibility and authority for approving quarterly financial statements and MD&A to the Audit Committee. The Audit Committee has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the unaudited and management prepared, condensed interim consolidated financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

FORWARD-LOOKING INFORMATION

Forward-looking statements relate to future events or future performance and reflect management'sexpectations or beliefs regarding future events and include, but are not limited to, statements with respectto the estimation of reserves and resources, the realization of reserve estimates, thetiming and amount of estimated future production, costs of production, capital expenditures, success ofoil and gas operations, environmental risks, permitting risks, unanticipated reclamation expenses, titledisputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements canbe identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget","scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", orvariations of such words and phrases or statements that certain actions, events or results "may", "could","would", "might" or "will be taken", "occur" or "be achieved" or the negative of these terms orcomparable terminology. By their very nature forward-looking statements involve known and unknownrisks, uncertainties and other factors which may cause the actual results, performance or achievements ofthe Company to be materially different from any future results, performance or achievements expressedor implied by the forward-looking statements. Such factors include, among others, risks related to actualresults of current exploration activities; changes in project parameters as plans continue to be refined;future prices of resources; possible variations in resource reserves; accidents, labourdisputes and other risks of the oil and gas industry; delays in obtaining governmental approvals or financingor in the completion of development or construction activities; as well as those factors detailed from timeto time in the Company's interim and annual financial statements which are filed and available for reviewon SEDAR at www.sedar.com. Although the Company has attempted to identify important factors thatcould cause actual actions, events or results to differ materially from those described in forward-lookingstatements, there may be other factors that cause actions, events or results not to be as anticipated,estimated or intended. There can be no assurance that forward-looking statements will prove to beaccurate, as actual results and future events could differ materially from those anticipated in suchstatements.Accordingly, readers should not place undue reliance on forward-looking statements.

---o0o---

Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended March 31, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 25, 2012

(signed) ”Richard L. McAdoo”
Name: Richard L. McAdoo
Title: Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of interim filings – OTC reporting issuer basic certificate

I, Robert V. Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Continental Energy Corporation (the “issuer”) for the interim period ended March 31, 2012.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: April 25, 2012

(signed) ”Robert V. Rudman”
Name: Robert V. Rudman
Title: Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.